VIA EDGAR

February 24, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Geoff Kruczek

Re:	FinTech Evolution Acquisition Group

Amendment No. 1 to Registration Statement on Form S-1

Filed February 23, 2021

File No. 333-252969

Dear Ms. Clark:

FinTech Evolution Acquisition Group, (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 23, 2021, regarding the Amendment No. 1 to Registration Statement on Form S-1.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1 filed February 23, 2021

Exhibits

1.	Paragraph (a)(ii) of Exhibit 5.1 refers to an incorrect ratio of warrants per unit. Please file a revised opinion.

In response to Staff’s comment, Paragraph (a)(ii) of Exhibit 5.1 has been revised to correct the ratio of warrants per unit.

2.	Section 9.3(ii) of Exhibit 4.4 indicates that the federal district courts of the United States are the sole and exclusive forum for claims arising under the Securities Act, contrary to your disclosure on pages 71-72, which indicates that the courts of the State of New York are also permitted to hear claims arising under the Securities Act. Please reconcile.

In response to Staff’s comment, we have revised the disclosure in the registration statement to align with Section 9.3(ii) of Exhibit 4.4.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Jessica Yuan, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,
FinTech Evolution Acquisition Group

By:	/s/Rohit Bhagat
Name:	Rohit Bhagat
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP